Mail Stop 3561

October 24, 2008

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas 75201-3411

> **Re:**   **Texas Competitive Electric Holdings Company LLC**
> **Registration Statement on Form S-4**
> **Filed September 26, 2008**
> **File No. 333-153700**

Dear Mr. Wright:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note in your letter dated October 3, 2008 in response to our comments on the Form 10-K for the fiscal year ended December 31, 2007 for your ultimate parent, Energy Future Holdings Corp., that your proposed changes submitted with that response would be incorporated into this filing as applicable. Please confirm to us that you have made the proposed changes, as applicable, in your next filing. Please be advised that we will be unable to accelerate effectiveness of any Securities Act filing of the company until the outstanding comments on the company's ultimate parent, Energy Future Holdings Corp., Annual Report on Form 10-K for the fiscal year ended December 31, 2007 have been resolved.

Recent Developments, page 4

2. Please tell us how you analyze counter party risk for all counter parties; including investment grade counter parties. If you are relying on the loss position of the contract such that counterparty risk is irrelevant at a particular point in time, please summarize net position by counterparty to the extent netting agreements exist with the same counterparty. To the extent the ability to find counterparties to transact with is becoming or has become more difficult, please discuss in liquidity.

Forward-Looking Statements, page 41

3. Section 27A (b) (2) (D) of the Securities Act of 1933 and Section 21E (b) (2) (D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please either delete any references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E (b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer.

Capitalization, page 46

4. Please revise to delete cash and cash equivalents from your tabular presentation. Capitalization generally includes long-term debt, stock and retained earnings. To the extent you believe the information is vital to an investor's understanding of your business, you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

Results of Operations for the Year Ended December 31, 2007 and 2006, page 81

5. Please note that it is not appropriate to combine information for successor/predecessor periods and discuss such results irrespective of management's belief that it is the most meaningful comparison of the results. Please note that you should present a discussion of the historical stub periods. Such discussion would focus on the key metrics of the stub period such as margin or expenses as a percentage of revenues. To the extent each stub period is subject to a seasonality factor, you should address that in your discussion. We realize discussion of the stub periods per se would not allow for comparisons to be made between the annual periods. Therefore we would not object to a supplemental pro forma presentation and analysis for the year in which the acquisition took place compared to a pro forma presentation for the immediately preceding year. We would object to pro forma presentations for periods prior to the immediately preceding period. We would not

object to a comparative discussion of the 2005 to 2006 historical results as presented. Please note that the supplemental presentation and discussion should be in addition to the historical discussion of the stub periods with no greater prominence. Disclosure should be provided to explain how the pro forma presentation was derived and why you believe such presentation to be useful as well as any potential risks associated with using such a presentation. To the extent you have presented a pro forma presentation pursuant to Article 11 of Regulation S-X, you need not repeat the columnar presentation and adjustments for that period. However you may need a summary presentation of the adjustments to any pro forma presentation that is not required by Article 11. Please also consider whether the presentations in previously filed financial statements are appropriate. We may have further comment.

Unaudited Pro Forma Condensed Statement of Consolidated Income (Loss), page 47

6. We note adjustments (c) and (d) aggregate different categories of assets and contracts/rights with significantly different useful lives into net adjustments. Please expand your disclosure to indicate the nature of the item, the fair values adjustment by assets class and the related useful life by item so that the components comprising each adjustment are evident. Groupings of similar lived assets would be acceptable. Please provide a table showing how you determined the incremental adjustment of $1.9 billion to interest expense. Include in your table the aggregate amount of debt issuance costs, the amortization period, the method and amount of amortization. If such amortization is the reason for the imbedded rate differing from the weighted average rate of 8.59%, please indicate such. If there was interim financing that was replaced with longer term debt, please advise how any deferred financing fees on such interim financing was reflected in the historical and pro forma financial statements as well as in the imbedded rate calculations. Finally, please disclose the components of the debt structure that comprise the assumed weighted-average interest rate of 8.59% for the new debt issued instead of the committed interest rate. We assume you did not present a sensitivity analysis regarding changes in interest rate because you have interest rate swap(s) in place that fully hedge your variable interest rate exposure. If our understanding is incorrect, please disclose the effect on income of a 1/8 percent variance in interest rates. To the extent you elect to increase the principle amount of notes in lieu of paying cash, please provide some sensitivity analysis on the effect on pro forma interest expense of such an election.

The Exchange Offers, page 176

Terms of the Exchange Offers, page 177

7. In the penultimate paragraph, you state that you expressly reserve "the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specifically below…" Please revise to clarify that you reserve the right to terminate the exchange offers and to refuse to accept the tendered notes upon the occurrence of any of the conditions you have specified below. Also, it is our position that if an offer condition occurs, you must either waive that condition and proceed with the

offer or terminate the offer. You may not implicitly waive an offer condition by failing to assert it. Please revise your disclosure to remove the reference to your ability to refuse to accept the occurrence of any the conditions. Alternatively, if you meant to state, as you do on page 179, that you "reserve the right to amend or terminate any of the exchange offers and to reject for exchange any outstanding notes note previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers," please revise this disclosure accordingly.

Note 2. Financial Statement Effects of the Merger, page F-7

8. It appears the Merger would be within the scope of EITF 88-16 since a NEWCO was used to acquire an OLDCO in a single highly leveraged transaction. If you do not agree, please advise. If you do agree, please show us how you computed purchase price and whether any carryover of predecessor basis was incorporated into the purchase price determination. If due to an immaterial amount of continuing shareholders, please quantify how you were able to determine non-application was immaterial. We may have further comment.

Note 21. Pension and Other Postretirement Employee Benefit (OPEB) Plans, page F-97

9. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Signatures and Powers of Attorney, page II-32

10. Please amend the signature page of the registration statement to identify each registrant's principal accounting officer.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filings include all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions on the financial statements or related matters. You may contact Ronald E. Alper, Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director